[AIRTRAN HOLDINGS, INC. LETTERHEAD]

August 17, 2007

VIA EDGAR AND FACSIMILE TRANSMISSION (202-772-9202)

Beverly A. Singleton

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	AirTran Holdings, Inc. Item 4.02 Form 8-K Filed August 9, 2007 File No. 1-15991

Dear Ms. Singleton:

In response to the Staff’s request in your letter dated August 10, 2007, AirTran Holdings, Inc. hereby acknowledges that:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3) The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stanley J. Gadek
Stanley J. Gadek Chief Financial Officer

August 17, 2007

VIA EDGAR AND FAX TRANSMISSION (202-772-9202)

Beverly A. Singleton

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	AirTran Holdings, Inc. Item 4.02 Form 8-K Filed August 9, 2007 File No. 1-15991

Dear Ms. Singleton:

We have today electronically filed with the Securities and Exchange Commission on behalf of AirTran Holdings, Inc. (“AirTran” or the “Company”) this revised response to your letter dated August 10, 2007 with respect to your review of the Company’s above referenced filing.

The Staff comment from the August 10, 2007 letter is reproduced below in bold-faced text followed by the Company’s response. A courtesy copy of the filing has been forwarded to you via facsimile transmission at the fax number listed above.

Item 4.02 Form 8-K

1.

Please amend your Item 4.02 Form 8-K disclosures, in its entirety, to provide a brief description of the facts underlying the conclusion that the financial statements should not be relied upon because of errors related to certain passenger revenues. In this regard, we noted the disclosures contained in the “Amendment No. 1 Overview” in Amendment No. 1 on Form 10-K/A, and also in audited footnote 1 to the restated financial statements. Your disclosures do not provide detailed information as to the possible errors identified in late July 2007 in your accounting for a specific type of passenger revenue transaction. Please describe the facts and circumstances involved that led you to investigate this specific type of transaction and describe the accounting previously applied and your analysis that a correction of the accounting was necessary and describe the new accounting treatment. These

Beverly A. Singleton

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

August 17, 2007

additional disclosures should also be included in future filings on Form 10-K and 10-Q that contain the restated financial statements. Please refer to Item 4.02(a)(2) of the Form 8-K requirements.

The Company proposes to amend its Form 8-K filing under Item 4.02 to read as follows:

In late July 2007, during the course of a periodic review of our revenue accounting practices, we identified possible errors in our accounting for passenger upgrade revenue transactions. Our initial review led us to believe that, on these specific transactions, we were potentially misallocating certain amounts between passenger revenues and certain transportation-related taxes. Upon completion of our investigation and analysis on August 7, 2007, we determined that we had made certain misallocations between passenger revenues and such transportation-related taxes since 1999. The misallocations resulted in overstatements of passenger revenues of less than 0.1 percent of our passenger revenues during each period. Based on this determination, our management concluded that we would amend our previously filed Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “First Quarter 2007 Form 10-Q”) to correct our previously reported passenger revenues for the impact of these errors, the result of which was to decrease passenger revenues and increase accrued liabilities. Although we do not believe the rollover impact of the errors is material to our results of operations for any individual interim or annual period, because the cumulative effect of the errors is material to our most recently completed fiscal year, we concluded that restatement of our previously issued financial statements was required in accordance with the guidance provided in SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

On August 9, 2007, the Company’s audit committee, upon recommendation of management and with the concurrence of Ernst & Young LLP, the Company’s independent registered public accountants, concurred with management’s decision to restate our previously issued financial statements and concluded that the previously issued financial statements contained in the 2006 Form 10-K and First Quarter 2007 Form 10-Q should not be relied upon because of the errors described above.

On August 9, 2007, the Company filed amendments to its 2006 Form 10-K and First Quarter 2007 Form 10-Q to restate the consolidated financial statements and other financial information contained in those reports with respect to the accounting for certain passenger revenues. The financial statements and other financial information restated by those amendments include the Company’s:

•	Consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006;

Beverly A. Singleton

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

August 17, 2007

•	Interim consolidated financial statements as of and for the quarters ended March 31, 2007 and 2006;

•	Quarterly financial data for each quarter during the years ended December 31, 2005 and 2006; and

•	Selected consolidated financial data as of and for the years ended December 31, 2002 through 2006.

Please refer to “Amendment No. 1 Overview” in Amendment No. 1 on Form 10-K/A filed by the Company with the SEC on August 9, 2007.

The Company’s audit committee and management have discussed the matters disclosed in this Current Report on Form 8-K with Ernst & Young LLP.

* * *

The Company also has filed the requested “Tandy” letter via EDGAR. The Company welcomes the opportunity to address any Staff questions with respect to its proposed amendment to its Form 8-K filed August 9, 2007.

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Smith, Gambrell & Russell, LLP

Attorneys for AirTran Holdings, Inc.

/s/ M. Timothy Elder

By: M. Timothy Elder

MTE:apm

cc:	Richard P. Magurno, Esq. Howard E. Turner, Esq.